Galata Acquisition Corp. II

818 18th Avenue South

Suite 925

Nashville, TN 37203

VIA EDGAR

August 25, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Franklin Wyman
Sasha Parikh
Lauren Sprague Hamill
Joe McCann

Re:	Galata Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted July 18, 2025 CIK No. 0002076427

Dear Mr. Wyman:

Galata Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 14, 2025, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on July 18, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised registration statement (the “Registration Statement”) with this response letter.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your intention to apply to have your units listed on the Nasdaq, and that you cannot guarantee that your securities will be approved for listing. Please clarify whether this offering is contingent upon receiving Nasdaq listing approval.

Response: In response to the Staff’s comments, the Company has revised its disclosure on cover page, pages 87 and 204.

2.	We note your disclosure that your officers and directors will receive indirect interests in the founder shares held by the sponsor as compensation for their services. Please revise to quantify the amount of such compensation and/or securities received or to be received, as required by Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure on cover page, pages 12, 13, 123, 124, and 156.

3.	We note your discussion regarding redemption rights limitations. We also note your disclosure on page 58 that you will have net tangible assets in excess of $5,000,000 upon the completion of this offering. If true, please also state that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001, or otherwise advise. Refer to Item 1602(a)(2) of Regulation S-K.

Response: Respectfully, the risk factor noted on page 58 pertains to the net tangible assets upon closing of the Company’s initial public offering, not at the time of the business combination following the redemption. The Company’s amended and restated memorandum and articles of association would not contain such requirement.

Summary

Sponsor Information, page 12

4.

We note that Daniel Freifeld, your Chairman and Chief Investment Officer, is the managing member of Callaway Capital Management, LLC, which is the managing member of your sponsor, Galata Acquisition Sponsor II, LLC. Please also disclose the amount of Mr. Freifeld’s interest as required by Item 1603(a)(7) of Regulation S-K. Similarly, we note your disclosure on page 164 that your officers and directors own individual economic interests in your sponsor. Disclose the nature and amount of any direct or indirect material interests held by Messrs. Perry, Weir, and Spencer.

Response: In response to the Staff’s comments, the Company has revised its disclosure on cover page, pages 12, 13, 123, 124, and 156.

5.	When available, based on the indications of interest by the non-managing sponsor investors to invest in the sponsor, please revise to disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests, or otherwise advise. Refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the staff’s comment and will update to the extent applicable in any subsequent filing.

6.	Please revise the tables beginning on pages 13 and 123 disclosing the nature and amount of compensation received or to be received to reflect compensation to be paid to the sponsor’s affiliates, including your officers and directors. Refer to Item 1602(b)(6) of Regulation S-K. In this regard, we note your disclosure on the cover page and on page 156 that your officers and directors will receive indirect interests in the founder shares held by the sponsor as compensation for their services to the SPAC.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 13 and 124.

The nominal purchase price paid by our sponsor for the founder shares may result in significant dilution..., page 88

7.

We noted your presentation of dilution to the implied value of public shares upon consummation of the initial business combination and the dilution presentation on pages 107 to 109. Clarify why the implied value per Class A ordinary share differs from the Net Tangible Book Value per Class A ordinary share that you disclose on page 108, and why you disclose two different measures of dilution. In addition, please revise the footnotes to the table to provide a clear understanding of the factors you are using in your calculations.

Response: Respectfully, the disclosure on page 88 provides an assumption that the full deferred underwriter fee is paid and netted against the total funds which would be available to the public shareholders upon the consummation of the Company’s initial business combination. Further, this disclosure does not take into consideration any of the offering costs associated with the closing of the Company’s initial public offering. The dilution tables on pages 107 to 109 take into consideration actual offering costs incurred to date, a fair value calculation for the over-allotment liability, total cash underwriting fee to be paid at closing and the estimated offering costs also to be paid at the offering. As such these additional costs cause a different value than the value being calculated on page 88, which just taking into consideration the deferred underwriting fee.

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United

States District Court..., page 95

8.	We note that the exclusive forum provision in your warrant agreement applies to claims arising under the Securities Act. Please revise this risk factor to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, state that this provision could increase a warrant holder’s costs to bring a claim.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 95.

Dilution, page 107

9.	On page 58, you assert that “we will have net tangible assets in excess of $5,000,000 upon completion of this offering and the sale of the private warrants.” However, we noted that NTBV is negative for both No Allotment and Full Over-Allotment under the 100% of Maximum Redemption scenario. Please demonstrate this assertion in your response. In addition, revise your disclosure to include the impact if you do not have net tangible assets in excess of $5,000,000 upon completion of this offering and the sale of the private warrants.

Response: Respectfully, the risk factor noted on page 58 pertains to the net tangible assets upon closing of the initial public offering of the Company’s securities. This disclosure does not signify the Company will have a net tangible book value of over $5,000,0001 at the time of the business combination following the redemption. Nor does the Company’s amended and restated memorandum and articles of association would not contain such requirement. As such, this assumption is not included in the dilution tables on page 107.

Capitalization, page 110

10.	Please describe and quantify the methods and assumptions used to allocate proceeds between ordinary shares and warrants comprising units to be issued in the planned offering as referenced on page F-11. In this regard, demonstrate how the shareholders’ equity deficit of $4,241,295 reflects the value of warrants classified in equity. Also, describe your accounting treatment for changes in redemption value as either immediate recognition as they occur or accretion over the period from date of issuance to the earliest probable redemption date.

Response: As noted in the financials, the warrants for this deal have been reviewed and assessed as equity treated warrants. As such, the value of said warrants will be an allocation as a whole of the $10.00 allocated into equity based on the total close of the deal and the actual offering costs spent. At the time of the closing of the offering, the warrants will be fair valued to determine the value at the issuance date and that value will be ascribed to the warrants issued as part of the $10.00 per unit value and will be presented within equity. The changes in redemption value will occur as an immediate recognition upon the closing of the initial public offering. The disclosure within the Capitalization table on page 110 has been amended to reflect such decision.

Management

Officers, Directors and Director Nominees, page 153

11.	Please revise the disclosure pertaining to your officers and directors to clearly indicate the business experience of Craig Perry and Andy Abell for the past five years as required by Item 401(e) of Regulation S-K. In this regard, we note that you have not included applicable dates or ranges from which investors can discern each individual’s principal occupations and employment during such time period.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 4, 5,118,119,153 and 154.

Executive Officer and Director Compensation, page 155

12.	Please revise to disclose both the nature and amount of the indirect interests in the founder shares held by the sponsor that your officers and directors will receive as compensation for their service to the SPAC. Refer to Item 1603(a)(6) of Regulation SK.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 156.

***

We thank you for your review of the foregoing and the Registration Statement on Form S-1 and this response. As you know, the Company is eager to finalize the Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Craig Perry
Craig Perry
Chief Executive Officer

cc:	Lijia Sanchez
Ellenoff Grossman & Schole LLP

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